Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus dated December 7, 2011

Registration Statement 333-178364

December 7, 2011

PRICING TERM SHEET

Dated December 7, 2011

PHH Corporation

9 1/4% Senior Notes due 2016

The information in this pricing term sheet supplements PHH Corporation’s preliminary prospectus, dated December 7, 2011 (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.  In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.  All references to dollar amounts are references to U.S. dollars.

Issuer:	PHH Corporation (“PHH”)

Title of securities:	9 1/4% Senior Notes due 2016 (the “Notes”)

Distribution:	SEC Registered

Aggregate reopening amount:	$100,000,000

Aggregate principal amount:	$450,000,000

Use of proceeds:

PHH will use the net proceeds from the offering, along with cash on hand and borrowings under the Company’s Amended Credit Facility, to repay at or prior to maturity the outstanding aggregate principal amount of the Company’s 2012 Convertible Notes. As of September 30, 2011, there was $250.0 million aggregate principal amount of the Company’s 2012 Convertible Notes outstanding. Pending such use, the proceeds may be used to temporarily repay outstanding borrowings under the Company’s Amended Credit Facility, originate mortgage loans or may be invested temporarily in short-term interest-bearing investment funds or similar assets

Annual interest rate:	The Notes will bear interest at the rate of 9.25% per annum from September 1, 2011

Yield-to-maturity:	9.533%

Offering price:	The Notes will be issued at a price of 99.01% of their principal amount plus accrued interest from September 1, 2011

Accrued Interest Payable to Issuer:	$2,595,138.89 accrued from September 1, 2011 to anticipated date of settlement, December 12, 2011

Net proceeds (after underwriting discounts and estimated offering expenses) to Issuer Plus Accrued Interest:	$98,845,138.89

Benchmark Treasury:	0.875% due November 11, 2016

Interest payment dates:	March 1 and September 1, with initial payment on March 1, 2012

Record dates:	February 15 and August 15

Optional make-whole redemption:

The Notes may be redeemed at any time and from time to time, at the option of PHH, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) the aggregate principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of the principal and interest (other than accrued interest) on the Notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in the case of both (1) and (2), any accrued and unpaid interest to, but not including, the redemption date

Change of control:

Not later than 30 days following the occurrence of a Change of Control, the Company will make an Offer to Purchase all outstanding Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest to, but not including, the date of purchase

Ranking:

As of September 30, 2011, after giving pro forma effect to the offering of the additional notes and the use of proceeds, as described in the Preliminary Prospectus, the aggregate amount of outstanding unsecured unsubordinated indebtedness to which the additional notes will rank equally was approximately $1.1 billion

Dilution:

Upon completion of this offering, the aggregate principal amount of outstanding notes under this series will be $450,000,000.  Accordingly, the $100,000,000 aggregate principal amount of additional notes offered hereby will constitute only 22.22% of the total voting power of the $450,000,000 of aggregate principal amount of the notes to be outstanding after this offering

Maturity date:	March 1, 2016

Trade date:	December 7, 2011

Settlement date:	December 12, 2011 (T+3)

CUSIP:	693320 AL7

ISIN:	US693320 AL75

Denominations:	$2,000

Increments:	$1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. Wells Fargo Securities, LLC

Co-Managers:	RBC Capital Markets, LLC Scotia Capital (USA) Inc.

CAPITALIZATION

The following table sets forth the Company’s cash and cash equivalents, restricted cash and consolidated capitalization as of September 30, 2011 on (i) an actual basis and (ii) an as adjusted basis to give effect to the issuance of the additional notes and the application of the net proceeds from the offering of the additional notes as described under the “Use of Proceeds” section of the Preliminary Prospectus, after deducting the underwriters’ discounts and estimated offering expenses. You should read this table along with the Company’s consolidated financial statements and related notes incorporated by reference in the Preliminary Prospectus.

	As of September 30, 2011
	Actual	As Adjusted
	(In millions)
Cash and cash equivalents	$84	$10
Restricted cash, cash equivalents and investments(1)	$528	$528
Debt:
Vehicle management Asset-Backed Debt:
Term notes(2)	1,789	1,789
Variable funding notes	1,111	1,111
Other	33	33
Total vehicle management asset-backed debt	2,933	2,933
Mortgage Warehouse Asset-Backed Debt:
Variable-rate repurchase facilities	2,213	2,213
Servicing advance facility	74	74
Total mortgage warehouse and other asset-backed debt	2,287	2,287
Unsecured Debt:
Medium-term notes(3)	431	431
Borrowings under credit facilities	80	160
2012 Convertible Notes(4)	249	—
2014 Convertible Notes(5)	206	206
Existing 9¼% Senior Notes due 2016	350	350
Additional notes, offered hereby(6)	—	99
Total unsecured debt	1,316	1,246
Mortgage loan securitization debt certificates, at fair value(7)	25	25
Total debt	6,561	6,491
Stockholders’ Equity:(8)
Preferred stock, $0.01 par value; 1,090,000 shares authorized, and as adjusted; none issued or outstanding as at September 30, 2011, and as adjusted	—	—
Common stock, $0.01 par value; 273,910,000 shares authorized, and as adjusted; 56,340,713 issued and outstanding as at September 30, 2011, and as adjusted	1	1
Additional paid-in capital	1080	1080
Retained earnings	325	325
Accumulated other comprehensive income	21	21
Total PHH Corporation stockholders’ equity	1,427	1,427
Noncontrolling interest	15	15
Total equity	1,442	1,442
Total capitalization	$8,003	$7,933

(1)          Includes $237 million of available-for-sale securities at fair value at September 30, 2011.

(2)          Represents Chesapeake Term Notes and the FLRT 2010 Notes (as defined in the Preliminary Prospectus).

(3)          Amounts are net of $3 million of unamortized swap gains partially offset by $1 million of original issue discount, as of September 30, 2011.

(4)          Amounts are net of unamortized discount of $1 million as of September 30, 2011.

(5)          Amounts are net of unamortized discount of $44 million as of September 30, 2011.

(6)          Reflects the issuance of $100 million aggregate principal amount of 9¼% Senior Notes due 2016 in this offering.

(7)          Mortgage Loan Securitization Debt Certificates were consolidated with securitized mortgage loans as a result of the adoption of updates to ASC 810. See Note 1, “Summary of Significant Accounting Policies” included in the Notes to the Company’s Consolidated Financial Statements in the Company’s 2010 Form 10-K for additional information. As of September 30, 2011, the balance of the securitized mortgage loans was $32 million and was included in “Other Assets” in the Condensed Consolidated Balance Sheet in the Company’s 2011 Third Quarter Form 10-Q. Cash flows of the loans support payment of the debt certificates and creditors of the securitization trust do not have recourse to the Company.

(8)         Amounts representing the number of shares of common stock outstanding exclude:

•                  options outstanding on September 30, 2011 to purchase 1,430,467 shares of common stock, at a weighted exercise price of $18.41 per share;

•                  restricted stock units outstanding on September 30, 2011 which are convertible into 744,693 shares of common stock, at a weighted-average grant date fair value of $15.41 per share;

•                  4,656,331 shares of common stock reserved for future awards under the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan;

•                  12,195,125 shares of common stock, net, subject to adjustment, that are issuable in connection with the 2012 Convertible Notes and certain related bond hedge and warrant transactions entered into in connection with such notes; and

•                  9,688,050 shares of common stock, net, subject to adjustment, that are issuable in connection with of the 2014 Convertible Notes and certain related bond hedge and warrant transactions entered into in connection with such notes.

The Company has filed a registration statement (including a preliminary prospectus for the offering) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement, and other preliminary prospectuses filed with the SEC with respect to the offering, and the documents incorporated by reference therein that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities LLC at 1-212-834-4533.